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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          Notification of Late Filing

                                                 Commission File Number 33-48183

(Check One)
[X] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F                   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

     For Period Ended: December 30, 1996

[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR

     For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                        American Restaurant Group, Inc.
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                            Full Name of Registrant


                           -------------------------
                           Former Name if Applicable


                      450 Newport Center Drive, Suite 600
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           Address of Principal Executive Office (Street and Number)


                        Newport Beach, California  92660
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                            City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F. 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        Due to transactions consummated late in 1996 and in the first quarter of 1997, additional time is required to perform a thorough review of the Company's financial statements and annual filing on Form 10-K for the year ended December 30, 1996. Therefore, the Company requests an extension of time until April 15, 1997. The Registrant represents the reasons causing the inability to file the Form 10-K timely could not be eliminated without unreasonable efforts or expense.

                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

     William J. McCaffrey, Jr.             (714)                721-8000
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             (Name)                     (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                        American Restaurant Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       March 28, 1997            By   /s/ WILLIAM J. MCCAFFREY, JR.
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                                            William J. McCaffrey, Jr.
                                             Chief Financial Officer,
                                            Vice President, Treasurer,
                                         Assistant Secretary and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (see 18 U.S.C. 1001).